Exhibit 8.1

FROST BROWN TODD LLC

Attorneys

Kentucky · Ohio · Indiana · Tennessee · West Virginia

October 9, 2014

First Financial Service Corporation	Community Bank Shares of Indiana, Inc.
2323 Ring Road	101 West Spring Street
Elizabethtown, Kentucky 42702-5006	New Albany, Indiana 47150

Re:	Certain Federal Income Tax Matters

Ladies and Gentlemen:

You have requested our opinion as to the material United States federal income tax consequences of (i) the statutory share exchange (together with the Holding Company Merger, the “Share Exchange”) of the outstanding shares of common stock of First Financial Service Corporation, a Kentucky corporation (“FFKY”), for the right to receive shares of the common stock of Community Bank Shares of Indiana, Inc., an Indiana corporation (“CBIN”), pursuant to the Agreement and Plan of Share Exchange, dated as of April 21, 2014, between FFKY and CBIN (the “Agreement”); and (ii) immediately thereafter, the merger of FFKY into CBIN pursuant to which the separate corporate existence of FFKY shall cease and CBIN will be the surviving entity. All capitalized terms used herein, unless otherwise specified, have the meanings assigned to them in the Agreement.

In rendering this opinion, we have examined the originals or certified, conformed, or reproduction copies of, and have relied upon the accuracy of, without independent verification or investigation, (i) the Agreement, (ii) the statements and representations contained in (a) the Certificate of Representations of CBIN, executed by a duly authorized officer of CBIN, and (b) the Certificate of Representations of FFKY, executed by a duly authorized officer of FFKY (collectively, the “Certificates”), (iii) the Registration Statement of CBIN on Form S-4 and the joint proxy statement/prospectus included therein, filed with the Securities and Exchange Commission (the “Registration Statement”), and (iv) such other documents as we have deemed necessary or appropriate as a basis for the opinion set forth below.

In connection with our review of the Agreement, the Certificates, the Registration Statement, and the other documents referenced above, we have assumed the genuineness of all signatures, the authenticity of all items submitted to us as originals, the uniformity with authentic originals of all items submitted to us as copies, and the conformity to final versions of all items submitted to us in draft version. We also have assumed, without independent verification or investigation, that (i) we have been provided with true, correct, and complete copies of all such documents, (ii) none of such documents has been amended or modified, (iii) all such documents are in full force and effect in accordance with the terms thereof, (iv) there are no other documents which affect the opinion hereinafter set forth, and (v) the documents reviewed by us reflect the entire agreement of the parties thereto with respect to the subject matter thereof. In addition, we assume that all representations made to the knowledge of any person or entity or with similar qualification are, and will be as of the Effective Time, true and correct as if made without such qualification and that neither CBIN nor FFKY will notify us at or before the Effective Time that any statement or representation made in a Certificate is no longer complete and accurate. We assume that any holder of shares of FFKY Common Stock that, as of the Effective Time, has asserted dissenters’ rights will receive, pursuant to statutory procedures, an amount per share of FFKY Common Stock that will not exceed the Exchange Ratio (as adjusted pursuant to the Agreement). Finally, we assume that the total value of shares of CBIN Common Stock issued in the Share Exchange based upon the closing sales price of shares of CBIN Common Stock as reported on NASDAQ on the day immediately preceding the Effective Time (the “Continuity of Interest Date”) shall not be less than 40% of the aggregate of (a) the total Common Stock Consideration and (b) the total amount of all cash paid (whether with respect to Preferred Shares or otherwise) (the “Continuity of Interest Test”). This opinion shall be withdrawn and of no effect in the event that the Continuity of Interest Test is not met on the Continuity of Interest Date.

Our opinion is based on the understanding that the relevant facts (including the representations made in the Certificates) are, and will be as of the Effective Time, as set forth in this opinion. If this understanding is incorrect or incomplete in any respect, our opinion may be affected. Our opinion also is based on the Internal Revenue Code of 1986, as amended (the “Code”), the Treasury Department regulations promulgated thereunder, case law, and rulings of the Internal Revenue Service (the “Service”) as they now exist. These authorities are all subject to change, and such change may be made with retroactive effect. We can give no assurance that, after any such change, our opinion would not be different. Our opinion is not binding on the Service or the courts, and no ruling has been, or will be, requested from the Service as to any federal income tax consequence described below.

DESCRIPTION OF THE SHARE EXCHANGE, HOLDING COMPANY MERGER,

AND PURCHASE OF PREFERRED SHARES

The Share Exchange shall become effective on the date and at the time that the Articles of Share Exchange become effective with the Secretaries of State of Kentucky and Indiana.

As of September 19, 2014, the authorized capital stock of FFKY consisted of 35,000,000 shares of FFKY Common Stock, of which 5,145,356 shares were issued and outstanding, and 5,000,000 shares of preferred stock, of which 20,000 shares were issued and outstanding (the “Preferred Shares”). The authorized capital stock of CBIN consisted of 10,000,000 shares of CBIN Common Stock, of which 3,437,107 shares were issued and outstanding as of March 21, 2014, and 5,000,000 shares of blank check preferred stock, of which 28,000 shares were issued and outstanding as of December 31, 2013.

At the Effective Time, each share of FFKY Common Stock issued and outstanding immediately prior to the Effective Time (except for shares owned by FFKY, any FFKY Subsidiary, CBIN, or any CBIN Subsidiary, and Dissenting Shares) shall be converted into the .153 shares of CBIN Common Stock, subject to the potential reductions to the Exchange Ratio described in Article 3 of the Agreement. Specifically, the Exchange Ratio will be reduced in the event (i) the Consolidated Net Book Value is less than $13,000,000 or (ii) the Total Special Assets Gain is less than $3,000,000.

The Agreement also contains a number of conditions to closing that are customary for similar transactions.

No certificate or scrip representing fractional shares of CBIN Common Stock will be issued in the Share Exchange. In lieu thereof, each holder of FFKY Common Stock who otherwise would be entitled to receive a fractional share of CBIN Common Stock shall be entitled to receive cash in an amount determined pursuant to the Agreement.

Immediately prior to the Share Exchange, 3,309 of the Preferred Shares (and accrued but unpaid dividends related thereto) will be exchanged for approximately 186,398 shares of CBIN Common Stock, as provided by an agreement between CBIN and the holder of those shares. As of the Effective Time, CBIN will purchase 14,791 of the Preferred Shares for $480 per share, plus accrued but unpaid dividends. Upon completion of the share exchange, CBIN will redeem the remaining 1,900 Preferred Shares for $1,000 per share, plus accrued but unpaid dividends.

As specifically provided in the Agreement, the Holding Company merger will occur immediately following the Effective Time. Following the Holding Company Merger, CBIN will cause First Federal Savings Bank of Elizabethtown, a wholly owned subsidiary of FFKY to be merged into Your Community Bank, a wholly owned subsidiary of CBIN (the “Bank Merger”). Following the Bank Merger, the separate corporate existence of First Federal Savings Bank of Elizabethtown shall cease, and Your Community Bank will survive the Bank Merger as a wholly owned subsidiary of CBIN.

Based on the current price per share of the CBIN’s Common Stock as reported on NASDAQ, the Share Exchange consideration, when taking into account all cash being paid (with respect to Preferred Shares or otherwise), is comprised of approximately 43% cash and 57% CBIN Common Stock. CBIN and FFKY have represented that the Continuity of Interest Test will be met on the Continuity of Interest Date.

OPINION

Based upon the foregoing, we are of the opinion that, under current law:

2

1.         The Share Exchange will be a reorganization within the meaning of Section 368(a)(1)(A) of the Code.

2.         No gain or loss will be recognized by FFKY or CBIN as a result of the Share Exchange.

3.         A holder of shares of FFKY Common Stock receiving solely cash in exchange for such shareholder’s shares of FFKY Common Stock (as a result of such shareholder’s dissent to the Share Exchange) will recognize gain or loss as if such shareholder had received such cash as a distribution in redemption of such shareholder’s shares of FFKY Common Stock, subject to the provisions and limitations of Section 302 of the Code.

4.         A holder of shares of FFKY Common Stock receiving shares of CBIN Common Stock in exchange for such shareholder’s shares of FFKY Common Stock (not including any cash received in lieu of fractional shares of CBIN Common Stock) will not recognize gain or loss upon the exchange of shares of FFKY Common Stock solely for shares of CBIN Common Stock (excluding cash received in lieu of fractional shares of CBIN Common Stock).

5.         A holder of shares of FFKY Common Stock receiving cash in lieu of fractional shares of CBIN Common Stock will recognize gain or loss as if such fractional shares of CBIN Common Stock were distributed as part of the Share Exchange and then redeemed by CBIN, subject to the provisions and limitations of Section 302 of the Code.

6.         The aggregate tax basis of shares of CBIN Common Stock received by a holder of shares of FFKY Common Stock in the Share Exchange (including fractional shares of CBIN Common Stock, if any, deemed to be issued and redeemed by CBIN) generally will be equal to the aggregate tax basis of the shares of FFKY Common Stock surrendered in the Share Exchange.

7.         The holding period of the shares of CBIN Common Stock received by a holder of shares of FFKY Common Stock will include the period during which the shares of FFKY Common Stock surrendered in exchange therefor were held, provided the shares of FFKY Common Stock are a capital asset in the hands of the holder of shares of FFKY Common Stock at the time of the Share Exchange.

* * *

Our opinion is limited to the foregoing federal income tax consequences of the Share Exchange, which are the only matters as to which you have requested our opinion. We do not address any other federal income tax consequences of the Share Exchange or other matters of federal law and have not considered matters (including state or local tax consequences) arising under the laws of any jurisdiction other than matters of federal law arising under the laws of the United States. Furthermore, our opinion does not address any federal income tax consequences of the Share Exchange that may be relevant to a holder of shares of FFKY Common Stock in light of that holder’s particular status or circumstances, including, without limitation, holders of shares of FFKY Common Stock that are: (i) foreign persons, (ii) insurance companies, (iii) financial institutions, (iv) tax-exempt entities, (v) retirement plans, (vi) broker-dealers, (vii) persons subject to the alternative minimum tax, (viii) persons whose shares of FFKY Common Stock were acquired pursuant to the exercise of employee stock options or otherwise as compensation, (ix) persons who receive shares of CBIN Common Stock other than in exchange for shares of FFKY Common Stock, (x) persons who hold shares of FFKY Common Stock as part of a hedge, straddle, conversion, or other risk-reduction transaction, (xi) persons who hold shares of FFKY Common Stock other than as capital assets, (xii) holders of shares of FFKY Common Stock who have a functional currency other than the U.S. dollar, and (xiii) pass-through entities and investors in such entities. We undertake no responsibility to update this opinion.

The opinion expressed herein is furnished specifically for you and your shareholders, and may not be relied upon, assigned, quoted, or otherwise used in any manner or for any purpose by any other person or entity without our specific prior written consent. Notwithstanding the preceding sentence, we hereby consent to the filing of this opinion with the Securities and Exchange Commission as an exhibit to the Registration Statement. In giving such consent, we do not thereby admit that we fall within the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended.

Sincerely,

FROST BROWN TODD LLC

3